SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENT FILED
PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 3)*

ATLANTIC DATA SERVICES, INC.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

048523104
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

TABLE OF CONTENTS

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert W. Howe		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) a. ☐ b. ☐		
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 1,939,410	
	6.	SHARED VOTING POWER 147,330	
	7.	SOLE DISPOSITIVE POWER 1,939,410	
	8.	SHARED DISPOSITIVE POWER 147,330	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,086,740		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐		
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.01%		
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN		

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William H. Gallagher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) a. ☐ b. ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 1,637,880
	6.	SHARED VOTING POWER 223,860
	7.	SOLE DISPOSITIVE POWER 1,637,880
	8.	SHARED DISPOSITIVE POWER 223,860

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,740

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.29%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1(a).	NAME OF ISSUER:
	Atlantic Data Services, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
	One Batterymarch Park, Quincy, Massachusetts 02169
ITEM 2(a).	NAMES OF PERSONS FILING:

ITEM 1(a).   NAME OF ISSUER:

Atlantic Data Services, Inc.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

One Batterymarch Park, Quincy, Massachusetts 02169

ITEM 2(a).   NAMES OF PERSONS FILING:

Robert W. Howe ("Howe") and William H. Gallagher ("Gallagher"). The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NON, RESIDENCE:

The address of the business office of Howe and Gallagher is One Batterymarch Park, Quincy, Massachusetts 02169.

ITEM 2(c).   CITIZENSHIP:

Each of the Reporting Persons is a United States citizen.

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

Common Stock, $.01 par value ("Common Stock")

ITEM 2(e).   CUSIP NO.:

048523104

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)   [ ]   Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

(b)   [ ]   Bank as defined in Section 3(a)(6) of the Act.

(c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the Act.

(d)   [ ]   Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)   [ ]   Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)   [ ]   An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)   [ ]   A Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

None.

ITEM 4.   OWNERSHIP

(a)   Amount Beneficially Owned: Howe is the record owner of 1,939,410 shares of the Issuer's Common Stock as of December 31, 2001 (the "Howe Shares"). Howe has shared voting and dispositive power with his spouse as the general partners of the Howe Family Limited Partnership, which is the record owner of 147,330 shares (the "Howe Limited Partnership Shares"). Howe is deemed to own beneficially the Howe Limited Partnership Shares and the Howe shares for a total of 2,086,740 shares.

Howe disclaims beneficial ownership of such shares of Common Stock except for the shares he holds of record.

Gallagher is the record owner of 1,637,880 shares of the Issuer's Common Stock as of December 31, 2001 (the "Gallagher Shares"). Gallagher has shared voting and dispositive power with his spouse as the general partners of the Gallagher Family Limited Partnership, which is the record owner of 223,860 shares (the "Gallagher Limited Partnership Shares"). Gallagher is deemed to own beneficially the Gallagher Limited Partnership Shares and the Gallagher shares for a total of 1,861,740 shares.

Gallagher disclaims beneficial ownership of such shares of Common Stock except for the shares he holds of record.

(b)   Percent of Class: Howe – 16.01%; Gallagher – 14.29%. The foregoing percentages are calculated based on the 13,032,685 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Atlantic Data Services, Inc. for the Quarter ended December 31, 2001, as adjusted pursuant to Rule 13d-13(d)(1).

(c)   Number of shares as to which such person has:

(i)   sole power to vote or to direct the vote: 1,939,410 shares for Howe and 1,637,880 shares for Gallagher.

(ii)   shared power to vote or to direct the vote: 147,330 shares for Howe and 223,860 shares for Gallagher.

(iii)   sole power to dispose or to direct the disposition of: 1,939,410 shares for Howe and 1,637,880 shares for Gallagher.

| (iv) | shared power to dispose or to direct the disposition: 147,330 shares for Howe and 223,860 shares for Gallagher. |

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable. The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-1(b)(ii)(H).

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.   CERTIFICATION.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2002
_____
Date

/s/ Robert W. Howe
_____
Robert W. Howe

/s/ William H. Gallagher
_____
William H. Gallagher

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EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need to be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Atlantic Data Services, Inc.

EXECUTED as a sealed instrument on this 12th day of February 2002.

/s/ Robert W. Howe
—————————————————————
Robert W. Howe

/s/ William H. Gallagher
—————————————————————
William H. Gallagher

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EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William H. Gallagher his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to Sections 13 or 16 of the Securities Exchange Act of 1394, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-Laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 12th day of February 2002.

/s/ Robert W. Howe
_____
Robert W. Howe

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